September 18, 2018

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
Office of Transportation and Leisure
100 F Street, N.E.
Washington, DC 20549
Attention: Heather Clark and Jean Yu
cc: Courtesy Copy Via Federal Express

RE:
Noble Roman’s, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed March 29, 2018

File #000-11104

We are in receipt of the letter, dated September 4, 2018, with the Staff’s comments on the Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) of Noble Roman’s, Inc., an Indiana corporation (the “Company”). We have set forth below each comment followed by our response.

Where we respond to a Staff comment by undertaking to make a particular future disclosure, the Company is not hereby admitting or acknowledging any deficiency in any prior disclosure.

Form 10-K for the Year-Ended December 31, 2017

Financial Statements

Consolidated Balance Sheets, page 27

1.
Given the significance of your “other assets including long-term portion of accounts receivable - net” to total assets, please provide us with the following:

●
a breakdown of the significant items that comprise other assets, and the amount of long-term accounts receivable included in the balance;
●
the nature of the long-term accounts receivable including how it originated and the reason it is considered long-term;
●
provide further details on the amounts that were transferred to long-term receivables and expand on the amounts related to former franchisees (page 16) and why you consider them to be collectible; and
●
the details of the Heyser case including what amounts are classified as long-term receivables related to the case and how you determine the adjustments to the valuation of such receivables per the amounts recorded in your statement of operations.

Response: Other assets as of December 31, 2017, include security deposit of $13,000, cash surrender value of life insurance in the amount of $193,000, long-term receivable from the Heyser case in the amount of $220,000 and long-term receivable from various franchisees in the amount of $6.4 million which is net after a $1.5 million valuation allowance.

Long-term receivable from franchisees represent receivables from approximately 78 different non-traditional franchisees (Noble Roman’s franchises located within a host facility). These receivables originated from a variety of circumstances, including where audits of a number of the non-traditional franchises’ reporting of sales found them to be underreporting their sales and, therefore, underpaying their royalty obligations ($1 million). In other instances, some franchisees were selling non-Noble Roman’s products under the Noble Roman’s trademark ($2 million). In addition, some receivables arose from the Company incurring legal fees to enforce the franchise agreements which adds to the receivables in accordance with the agreements ($800,000), some of the receivables were generated by early termination of the franchise agreements ($2.1 million) and some from the charging of interest on balances due in accordance with the terms of the franchise agreements ($500,000). These receivables have been classified as long-term since collections are expected to extend over more than a one-year cycle.

The receivables from four former franchisees totaling $607,000 were reclassified from short-term receivables to long-term receivables in the fourth quarter 2017. The Company determined, during the fourth quarter, that collection of these particular receivables was likely to last more than one year. Non-traditional franchises are different from traditional franchises in that non-traditional franchises are located inside of a host facility, such as a hospital, convenience store or entertainment facilities, where the owner of the host business is normally the Noble Roman’s franchisee. In all cases, the revenues from the Noble Roman’s franchise are a very small portion of the revenues of the host business. In a traditional franchise, if a franchisee closes the franchise location it likely means it has gone out of business and, therefore, would have limited ability to pay. The Company has reviewed, and continues to review on an ongoing basis, the host operation where a receivable from a closed franchise exists and determined that the host business is still operating and has the ability to pay.

Under the terms of the applicable franchise agreements, when the plaintiffs in the Heyser case closed their restaurants, all direct and consequential damages, including future royalties, as well as interest, attorneys’ fees and cost of collection, became due and payable to the Company. However, at that time, the legal proceedings had not advanced to a stage that the Company could make a reasonable determination of the outcome and estimate the amount collectible from an eventual outcome. Therefore, the Company established a valuation allowance for the full amount of the contractual amounts due resulting in no revenue being recognized at that time. Depositions, which were taken in all the states where the plaintiffs resided, extended through 2009 and the first half of 2010, primarily because on numerous occasions the plaintiffs and/or their counsel failed to appear for their scheduled depositions.

During that same period, the plaintiffs were required to produce to the Company their financial records, including bank statements, tax returns, accounting ledgers and financial statements, in many instances after the Company had to obtain court orders compelling them to do so. During the depositions, the Company questioned the plaintiffs under oath about their assets and liabilities. The Company used the information obtained during discovery to estimate amounts anticipated to be collectible in respect of the Company’s counterclaims. In addition, during depositions plaintiffs testified regarding the facts underlying their individual claims against the Company. Most of the plaintiffs denied the existence of the facts averred in their complaint to support their fraud claims against the Company. During the discovery period, the Company continued to incur substantial legal fees which, in turn, were adding to the Company’s total claim under the applicable franchise agreements. In addition, it became increasingly apparent that the Company ultimately would prevail on its motion for summary judgment that the plaintiffs’ fraud claims be denied. During discovery, it also became apparent that a portion of a judgment on the counterclaim would be collectible. As the Company reviewed developments in the relevant facts relating to the carrying value of the receivable on a quarterly basis, from time to time the Company reduced the valuation allowance resulting in an increase in the net value of the receivable. The reduction in valuation allowance resulted in additional income, which was disclosed in the Company’s Form 10-K’s and its Form 10-Q’s as amounts reflected in income due to the valuation allowance decrease. The Company further disclosed that a portion of the revenue, which was being recognized, was generated from traditional locations which are no longer operating.

In 2013, the Company concluded that although most of the judgment could be reasonably expected to be collected over time, the plaintiffs were geographically dispersed which would make collection of the judgments costly and time-consuming. Therefore, the Company dismissed the claim against all plaintiffs except for two with the largest amount of assets and wrote off the receivables from the dismissed plaintiffs. Because pursuing collection against the two remaining plaintiffs continued to absorb a lot of management’s time, the Company pursued settlement negotiations and ultimately agreed to settle with the two remaining plaintiffs for a total of $925,000 payable partially in cash and partially by a note secured by second mortgages on two pieces of real estate. As of December 31, 2017, all monies from the settlement were collected except for $220,000. As of the date of this letter, the Company has collected all of the balance due under the settlement, except for $25,000 remaining due from one of the plaintiffs.

Item 9.A. Controls and Procedures
Management’s Report on Internal Control Over Financial Reporting, page 45.

2.
Please revise to include a statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting (e.g., COSO framework 2013). Refer to Item 308(a)(2) of Regulation S-K.

Response:In future filings the Company will disclose in accordance with Item 308(a)(2) of Regulation S-K that management used the framework provided by the guidelines published in May 2013 by the Committee of Sponsoring Organization of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting.

We believe the foregoing should address the Staff’s comments. We thank you in advance for the Staff’s customary courtesies. If the Staff has any questions about, or disagrees with the adequacy of, our response as set forth above, we request the opportunity to discuss these matters further before you issue a written response.

Sincerely,

Noble Roman’s, Inc.

By:/s/ Paul W. Mobley_____________________________
          Paul W. Mobley, Executive Chairman, Chief Financial
          Officer and Principal Accounting Officer

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